NO ACT

PE
12-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004140

Received SEC

FEB 06 2009

Washington, DC 20549

February 6, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-09

Ning Chiu
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: CVS Caremark Corporation
Incoming letter dated December 29, 2008

Dear Ms. Chiu:

This is in response to your letter dated December 29, 2008 concerning the shareholder proposal submitted to CVS by William Steiner. We also have received a letter on the proponent's behalf dated January 20, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED

MAR 02 2009

THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of CVS' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 CVS Caremark Corporation (CVS)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 29, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The attached *Burlington Northern Santa Fe Corporation* (January 12, 2009) Staff Reply Letter may be relevant since it concerns a proposal with the exact same text as the CVS Caremark proposal:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Although the rule 14a-8 objections by these two companies have differences, Burlington Northern had ample time since December 5, 2008 to add some or all of the CVS Caremark objections (as potentially superior objections) and did not. And Burlington Northern had the same objective as CVS Caremark.

For this reason and additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas S. Moffatt <tsmoffatt@cvs.com>

January 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 5, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BNSF's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that BNSF may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

December 29, 2008

Re: Stockholder Proposal of William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "**Exchange Act**"), as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by William Steiner (the "**Proponent**") on October 28, 2008 and modified by the Proponent on November 24, 2008 (as modified, the "**Proposal**") for inclusion in the proxy materials CVS intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "**Commission**") no later than 80 days before CVS intends to file its definitive 2009 Proxy Materials with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), the Proposal and a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2009 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The full text of the Proposal and all related correspondence with the Proponent is attached hereto as Exhibit A. The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) for the reasons discussed below.

Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit B (the "**Delaware Law Opinion**"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware (the "**DGCL**").

As discussed in the Delaware Law Opinion, the Proposal requests that the Board of Directors of the Company (the "**Board**") "take the steps necessary" to amend the Company's Bylaws and each appropriate governing document to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The Proposal then requires that the "bylaw and/or charter text" will not contain "any exception or exclusion conditions" that apply only to shareholders but not to management and/or the Board.

One "exception or exclusion condition" imposed by the Proposal itself on the shareholders' power to call special meetings is requiring that shareholders own at least 10% of the Company's outstanding common stock in order to call a special meeting. The second sentence of the Proposal requests that "any exception or exclusion conditions" should also apply to management and/or the Board as well as shareholders. The application of this "exception or exclusion condition" to the Board pursuant to the language of the Proposal would therefore require the directors to hold at least 10% of the Company's outstanding common stock in order for the Board to call a special meeting of shareholders. This provision, if implemented, restricts the Board's power to call special meetings in a manner that, as discussed more fully in the Delaware Law Opinion and as summarized below, would violate the DGCL.

The Delaware Law Opinion explains that the provision contemplated by the Proposal may not be validly included in the Company's Bylaws. Section 211(d) of the DGCL governs the calling of special meetings of stockholders by providing that "special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Restrictions on the Board's power to call special meetings (other than through an ordinary process-oriented bylaw as described in the Delaware Law Opinion) cannot be implemented through the Company's Bylaws. Section 141(a) of the DGCL expressly provides that any deviation from the general mandate that the board of directors manage the business and affairs of the corporation must be provided in the DGCL or a company's certificate of incorporation. In this case, neither the Company's Certificate of Incorporation nor Section 211(d) of the DGCL provides for any limitations on the Board's power to call special meetings. The Delaware Law Opinion also discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. Since the Bylaw contemplated by the Proposal would have the effect of disabling the Board from exercising its statutorily granted power to call special meetings if the Company's directors do not hold 10% of the Company's outstanding common stock, the Bylaw would be invalid under the DGCL.

The Delaware Law Opinion explains that the provision contemplated by the Proposal may not be validly included in the Company's Certificate of Incorporation because the Proposal seeks to modify or eliminate a "core" power of the Board. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions regarding the management of a corporation's business, the conduct of its affairs or the powers of the corporation, the directors or the stockholders that are contrary to the laws of the State of Delaware. As further discussed in the Delaware Law Opinion, the Board's statutory power to call special meetings under Section 211(d) of the DGCL is a "core" power reserved to the board. Therefore, the Company's Certificate of Incorporation and/or Bylaws may not modify or eliminate the statutory power of the Board to call special meetings in the manner set forth in the Proposal.

The Delaware Law Opinion also notes the clause in the Proposal "to the fullest extent permitted by state law" is a nullity because it does not resolve the conflict between the provision contemplated by the Proposal and the dictates of the DGCL. Section 211(d), read together with Sections 102(b)(1) and 109(b) of the DGCL, allows for no limitations on the Board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that request the adoption of a bylaw or charter provision that, if implemented, would violate state law. *See, e.g.*, *Monsanto Company* (November 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution would be "unreasonable" constraint on director selection process and would thus violate Delaware law); *Raytheon Company* (March 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by shareholders, and a proposal that the board unilaterally adopt cumulative voting without shareholder vote thus would violate Delaware law); *The Boeing Company* (February 19, 2008) (similar proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); and *General Motors Corporation* (April 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

Therefore, the Company submits that the Proposal may be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(2).

Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company would lack the power or authority to implement the proposal. The Company lacks the power and authority to implement the Proposal because the Proposal seeks that the Company take actions that would violate state law. As discussed above, the Proposal cannot be implemented without violating the DGCL, either by requiring provisions in the Bylaws and/or the Certificate of Incorporation of the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See, e.g.*, *Raytheon Company* (March 28, 2008) (proposal regarding shareholder action by written consent violates state law and thus company thus lacks the power to implement); *Northrop Grumman Corporation* (March 10, 2008) (amendment of company's governing documents to eliminate restrictions on shareholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *The Boeing Company* (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law and the company thus lacks the power to implement).

Therefore, the Company submits that the Proposal may be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(6).

* * *

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2009 Proxy Materials. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Ning Chiu

Attachment

cc w/ att: John Chevedden (Proponent's designated agent)
Tom Moffatt (CVS)

Exhibit A

Proposal of William Steiner

Modified proposal of William Steiner

Communications between the Company and the Proponent's agent

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas M. Ryan
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895

Rule 14a-8 Proposal

Dear Mr. Ryan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner 10/1/08
William Steiner Date

cc: Zenon P. Lankowsky <zplankowsky@cvs.com>
Corporate Secretary
PH: 401-765-1500
PH: 401-770-3550
FX: 401-765-7887
Thomas Moffatt <TSMoffatt@cvs.com>

[CVS: Rule 14a-8 Proposal, October 28, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "Very High Concern" in executive pay – $26 million for Thomas Ryan plus $392,000 related to defined contribution plans.
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment"
- Three directors were designated as "Problem Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity:

Thomas Ryan	Our CEO
Terrence Murray	Our Lead Director and executive pay committee member
Marian Heard	Audit and nomination committee member

- Plus our directors served on these boards rated "D" by TCL:

Thomas Ryan	Yum! Brands (YUM)
David Dorman	Yum! Brands (YUM)
Richard Swift	Ingersoll-Rand (IR)
Jean-Pierre Millon	Cypress Bioscience (CYPB)
Lance Piccolo	Chemtura (CEM)
Marian Heard	Sovereign Bancorp (SOV)

- Marian Heard received 32% CVS withheld votes in 2007.

- We did not have an Independent Chairman– Independent oversight concern.
- Two directors had non-director links with our company – Independence concern:
  Lance Piccolo
  Kristen Gibney Williams
- Two of our directors held 4 or 5 directorships – Over-commitment concern:
  Richard Swift
  Sheli Rosenberg
- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas M. Ryan
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895

MODIFIED NOV. 24, 2008

Rule 14a-8 Proposal

Dear Mr. Ryan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner — 10/1/08
William Steiner — Date

cc: Zenon P. Lankowsky <zplankowsky@cvs.com>
Corporate Secretary
PH: 401-765-1500
PH: 401-770-3550
FX: 401-765-7887
Thomas Moffatt <TSMoffatt@cvs.com>

[CVS: Rule 14a-8 Proposal, October 28, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "Very High Concern" in executive pay – $26 million for Thomas Ryan ($392,000 for defined contribution plans).
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment"
- Three directors were designated as "Problem Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity:

Thomas Ryan	Our CEO
Terrence Murray	Our Lead Director and executive pay committee member
Marian Heard	Audit and nomination committee member

- Plus our directors served on these boards rated "D" by TCL:

Thomas Ryan	Yum! Brands (YUM)
David Dorman	Yum! Brands (YUM)
Richard Swift	Ingersoll-Rand (IR)
Jean-Pierre Millon	Cypress Bioscience (CYPB)
Lance Piccolo	Chemtura (CEM)
Marian Heard	Sovereign Bancorp (SOV)

- Marian Heard received our 32% withheld votes in 2007.

• Two directors had non-director links with our company – Independence concern:
  Lance Piccolo
  Kristen Gibney Williams
• Two of our directors held 4 or 5 directorships – Over-commitment concern:
  Richard Swift
  Sheli Rosenberg
• We had no shareholder right to:
  Act by written consent.
  Call a special meeting.
  Cumulative voting.
  An Independent Chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: Moffatt, Thomas S. [TSMoffatt@cvs.com]
Sent: Thursday, October 30, 2008 11:55 AM
To: olmsted
Cc: Lankowsky, Zenon P.
Subject: RE: Rule 14a-8 Proposal (CVS)

Dear Mr. Chevedden:

On behalf of CVS Caremark Corporation ("CVS Caremark"), I am writing with respect to the letter received by e-mail on October 28, 2008, regarding a proposal for inclusion in CVS Caremark's proxy materials for its 2009 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, shareholders submitting proposals to be included in company proxy statements are required to demonstrate their eligibility. Mr. Steiner has not yet provided written evidence of such eligibility. In order to be eligible to submit a proposal, shareholders must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. The shareholder must also continue to hold those securities through the date of the meeting.

In general, in accordance with Rule 14a-8, you may demonstrate Mr. Steiner's eligibility to CVS by submitting a written statement from the record holder of his securities verifying that, at the time he submitted his proposal, he continuously held the securities for at least one year. You must also include Mr. Steiner's own written statement that he intends to continue to hold the securities through the date of the Annual Meeting of Shareholders.

Rule 14a-8 requires that you provide proof of eligibility no later than fourteen (14) days from the date you receive this notification.

Please direct all questions or correspondence regarding the above to me.

Thank you.

Tom Moffatt

Thomas S. Moffatt, Esq.
Vice President - Corporate Law
CVS Pharmacy, Inc.
401.770.5409 (direct phone)
401.216.3758 (direct fax)
tsmoffatt@cvs.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, October 28, 2008 12:54 PM
To: Lankowsky, Zenon P.
Cc: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)

Please see the attachment.

Sincerely,
John Chevedden

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, November 03, 2008 12:58 PM
To:	Moffatt, Thomas S.
Subject:	Rule 14a-8 Broker Letter (CVS) SPM
Attachments:	CCE00005.pdf

Mr. Moffatt, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

From: Moffatt, Thomas S. [TSMoffatt@cvs.com]
Sent: Monday, November 03, 2008 4:38 PM
To: olmsted.
Subject: RE: Rule 14a-8 Broker Letter (CVS) SPM

Mr. Chevedden:

Thank you for the information.

CVS Caremark reserves its rights under Rule 14a-8.

Tom Moffatt

Thomas S. Moffatt, Esq.
Vice President - Corporate Law
CVS Pharmacy, Inc.
401.770.5409 (direct phone)
401.216.3758 (direct fax)
tsmoffatt@cvs.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 03, 2008 12:58 PM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Broker Letter (CVS) SPM

Mr. Moffatt, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 3 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 10500 shares of CVS Caremark Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/5/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-3-08 # of pages▶
To Thomas Moffatt	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 401-216-3758	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

Exhibit B

Opinion of Richards, Layton & Finger, P.A.

RICHARDS LAYTON & FINGER

December 29, 2008

CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to CVS Caremark Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 15, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on May 15, 1998, the Certificate of Merger, as filed with the Secretary of State on December 30, 2005, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 21, 2007, and the Certificate of Ownership and Merger, as filed with the Secretary of State on May 9, 2007 (collectively, the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended on February 5, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the

Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the *Certificate of Incorporation*. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the *stockholders* . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware

[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with

[2] See infra, n. 5 and surrounding text.

law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

---

[3] See infra, n. 5 and surrounding text.

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the

---

example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[7] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

[7] See supra, n. 5 and surrounding text.

END